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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

VOLUNTARY ANNOUNCEMENT — UPDATE ON THE PROPOSED ACQUISITION

Reference is made to the announcement issued by the Company on 22 December 2014 in respect of, amongst others, its joining the consortium formed for the Proposed Acquisition of STATS ChipPAC (the ‘‘Announcement’’). Unless otherwise defined, capitalised terms used in this announcement have the meanings ascribed to them in the Announcement.

The Company refers to the pre-conditional voluntary general offer announcement issued by Deutsche Bank AG, Singapore Branch and China International Capital Corporation (Singapore) Pte. Limited for and on behalf of JCET-SC (Singapore) Pte. Ltd., the consortium (i.e. Bidco), on SGX-ST on 30 December 2014 in respect of, among other things, the Proposed Acquisition (the ‘‘Bidco Pre-Conditional Announcement’’).

Pursuant to the Bidco Pre-Conditional Announcement, subject to the fulfillment or waiver of the pre-conditions (the ‘‘Pre-Conditions’’), Bidco will make a voluntary conditional offer (the ‘‘Offer’’) for all of the issued and paid-up ordinary shares in the capital of STATS ChipPAC (excluding treasury shares and shares owned, controlled or agreed to be acquired by Bidco and related parties). The Pre-Conditions include, amongst others, approval by shareholders of JCET of the Offer, approval by shareholders of STATS ChipPAC of (i) an internal restructuring exercise, (ii) a distribution of all its shares in a new subsidiary to be formed to hold certain of its subsidiaries ((i) and (ii) together, the ‘‘Capital Reduction’’) and (iii) an offering of perpetual securities to the shareholders of STATS ChipPAC (the ‘‘Perpetual Securities Offering’’), the High Court of Singapore having approved the Capital Reduction, the consolidated aggregate debt of STATS ChipPAC not exceeding a certain threshold and relevant authorisations having been obtained.

The Offer, if and when made, will be subject to the following conditions: acceptances in respect of such number of shares which, together with those owned, controlled or agreed to be acquired by Bidco, will result in Bidco carrying more than 50% of the voting rights of STATS ChipPAC, the Company making the Perpetual Securities Offering and the completion of the Capital Reduction.

The Offer, if and when made, will be made in Singapore Dollars. The maximum aggregate consideration for the Offer payable by Bidco is S$1,025,739,000 in cash, based on the aggregate offer price of US$780,000,000, as previously announced by JCET, and on the exchange rate of US$1 to S$1.31505, being the prevailing exchange rate as at 5 : 00 p.m. on 19 December 2014.

If any of the Pre-Conditions are not fulfilled or waived by Bidco (as the case may be) on or before 5 : 00 p.m. on 30 June 2015 or such later date as STATS ChipPAC and Bidco may determine in consultation with the Securities Industry Council of Singapore, the Offer will not be made.

Bidco received undertakings (the ‘‘STSPL Undertakings’’) dated 30 December 2014 from Singapore Technologies Semiconductors Pte Ltd (‘‘STSPL’’) which owns 1,845,715,689 shares in STATS ChipPAC, representing approximately 83.8% in the issued share capital of STATS ChipPAC as at 30 December 2014. Pursuant to the STSPL Undertakings, STSPL has undertaken, amongst others, (i) to accept the Offer; and (ii) not to accept any competing proposal or other offers, in both cases according to the terms of the STSPL Undertakings.

The Offer will not be made unless and until the Pre-Conditions are fulfilled or waived and there is no certainty that the Pre-Conditions will be fulfilled or waived. Further, even if the Offer is made, the Offer may or may not become or be declared unconditional. There is no certainty that the Offer will proceed or be completed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

31 December 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang